Exhibit 99.1

SaverOne Announces Strategic LOI with VisionWave

to Develop RF Defense Platform

Petah Tikvah, Israel, Jan. 05, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in developing advanced transportation safety and RF-based solutions, today announced that it has entered into a non-binding letter of intent (LOI) with VisionWave Holdings, Inc. (Nasdaq: VWAV), involving RF technology collaboration geared toward the defense and security sector.

Under the terms of the LOI and subject to the execution of definitive agreements, SaverOne will serve as VisionWave’s operating arm for RF-focused defense and military technology initiatives. The parties intend to work closely together to integrate SaverOne’s RF technologies to support the development and commercialization of advanced RF-based solutions for defense and security applications.

As part of the proposed transaction, in the first stage, SaverOne will receive $2.75 million in equity in VisionWave and VisionWave will receive 19.99% equity in SaverOne. Subject to the achievement of specified milestones, VisionWave will acquire additional equity in SaverOne in two subsequent stages, representing an additional 19.99% and 11.02%, respectively, for a potential total of approximately 51% equity ownership in SaverOne. Under the terms of the LOI, SaverOne will potentially receive equity in VisionWave with a total aggregate value of up to $7 million. VisionWave will be authorized to appoint one director to SaverOne’s at the initial investment stage, and subject to meeting the specified development milestones, to appoint additional directors.

Ori Gilboa, CEO of SaverOne, said: “This LOI represents an important strategic step for SaverOne. It allows us to develop and expand our RF capabilities into a new and very large addressable market: the defense and security markets, under the VisionWave platform. Together with VisionWave, we believe that we can position SaverOne as a meaningful player in this mission-critical sector. We look forward to working closely with the VisionWave team to bring this vision to a reality.”

Doug Davis, Executive Chairman and Interim CEO of VisionWave, commented, “We see SaverOne’s RF technology as an attractive platform to support the next phase of VisionWave’s RF-focused defense strategy. Our phased approach is designed to support disciplined execution, technology integration, and early customer engagement in the defense and security markets.”

Subject to the completion of the relevant legal and financial due diligence, transaction is further subject to the preparation of legal binding definitive agreements and approval by Saverone’s shareholders. There is no guarantee that the contemplated transactions will take place under the current terms or timeline, or at all. Shareholders are cautioned not to place undue reliance on this preliminary announcement.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s advanced solutions for saving lives on the road are powered by a patented AI technology that detects, locates and analyzes cell phone RF signals. The combination of proprietary hardware, software and algorithms serves as a blueprint for our innovative product lines.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

About VisionWave

VisionWave Holdings, Inc. (NASDAQ: VWAV) is focused on advanced sensing, autonomy, and AI-driven systems for defense and security applications. VisionWave Holdings Inc. develops proprietary radio-frequency sensing and imaging technologies designed to enable real-time detection, decision support, and situational awareness across complex operational environments.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne's strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne's current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne's actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our ability to reach final agreements on the contents of the LOI and enter into definitive and binding legal agreements with respect to the subject matter thereof, our success in in integrating VisionWave’s technology and developing and expanding our RF capabilities into the defense and security markets; market acceptance of any future defense related products; our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market;  SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; VisionWave’s ability to complete the proposed equity issuances in compliance with applicable securities laws and Nasdaq rules; potential delays or failures in achieving the specified milestones; risks associated with the value protection mechanism and any adjustments to the equity consideration included in the LOI; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 21, 2025  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com